Exhibit 99.1

Shay Evron, Acting CEO & CFO Metalink Ltd. Tel: 972-3-7111690 Fax: 972-3-7111691 Shay.Evron@il.gt.com

Metalink To Consider Shareholder's Objection to Voluntary Liquidation

Tel-Aviv, Israel, June 30, 2016 - Metalink Ltd. (OTCQB: MTLK), today announced that, further to its previously announced plan to voluntary liquidate the Company, it has received notice from one of its principal shareholders (holding, to the Company's knowledge, approximately 24.9% of the outstanding shares) whereby such shareholder stated, among other things, its objection to the liquidation plan. Since the liquidation requires approval by shareholders holding at least 75% of all shares voted on the matter, the Board of Directors is reviewing and considering the objection, including its effects on the implementation of the plan, in consultation with its legal advisors.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.

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SAFE HARBOR STATEMENT

 This press release contains “forward looking statements” within the meaning of the United States securities laws. Words such as “aim,” "expect," "estimate," "project," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the liquidation plan of the Company, the amount of cash that will be returned to shareholders, the timing of a liquidation process, the timing of liquidation distribution(s), and other matters set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report in Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.